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Perfekto
Subscription box with imperfect food.
Home-delivered.
Backed by Y Combinator

¡Ahora puedes ser inversionista en Perfekto!

Hace unos días abrimos nuestro primer crowdfunding para invitar a amigos, familia y miembros activos de la comunidad de Perfekto a **unirse como inversionistas desde $100 USD**

Nos encanta ver a más personas unirse a esta comunidad que tiene una misión clara y que cree que la industria alimentaria puede y debe ser más inclusiva y consciente.

Me interesa invertir

Si estás interesada/o puedes entrar a nuestra página de Wefunder en el botón de arriba donde encontrarás más información y el enlace para poder invertir.

Además tendremos una **sesión de Q&A en vivo con los fundadores de Perfekto** para responder cualquier pregunta sobre el crowdfunding.

Asiste a la sesión de Q&A

comida imperfecta o excedente. Pero esto es solo el inicio, juntos podemos generar un cambio permanente en la industria y salvar miles de toneladas de comida.

¡Gracias por ser parte de Perfekto!

Anahí, Jan y Juan
Fundadores de Perfekto.

[Más información sobre esta campaña aquí.](#)
Para los primeros $50K USD tendremos beneficios especiales.

Estamos abiertos a escucharte para cualquier duda o sugerencia.

hola@perfekto.mx o WhatsApp

¡Esperamos que disfrutes tu día tanto como disfrutas tus frutas y verduras Perfektas!

   

Perfekto

No Food Waste SAPI de CV
Patricio Sanz 442
Col. Del Valle
CP 03100, CDMX

 

Jan Heinvirta · You

Co-Founder @ Perfekto 💚 | Y Combinator Alumni | Latitud Fellow | 30 P...

3d · 🌐

Several people from our community requested the opportunity to invest in Perfekto (YC S21). That's why we decided to launch a crowdfunding campaign on Wefunder, allowing you to join our mission of reducing food waste in #Mexico and soon #Latam with as little as $100.

Happy to share with you our campaign video and in the comments you can find more information and the link to join. 💚

Anahí Sosa Padilla Juan Antonio Andrade Gress Fernando Romero Víctor Vergara Gerardo Valencia Rivero Edson Mojica Paola Sánchez Castulo Sandra Neri Mariel Estévez Palmero Gabriela González Muñoz Ricardo López Regina Téllez Flores Mauricio Osante Cassandra Funiciello #crowdfunding #startup #impactinvesting #startups

I worked in restaurants seeing how much food we waste every day.



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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

   